Exhibit 12

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended		Year Ended
	September 26, 2015	September 27, 2014	December 27, 2014	December 28, 2013	December 29, 2012	December 31, 2011	December 31, 2010
($ in thousands)
Loss from continuing operations before income taxes (1)	$(58,633)	$(13,604)	$(13,336)	$(105,798)	$(50,951)	$(1,441)	$(20,722)

Add (deduct)
Distributions from equity investments	900	757	757	120	817	156	—
Loss (income) from equity method investees	(817)	(1,070)	(1,408)	(1,161)	(683)	894	656
Capitalized interest	—	—	—	(640)	(193)	—	(433)
Fixed Charges	64,611	63,841	88,570	58,419	59,438	49,218	27,262

Earnings, as defined	$6,061	$49,924	$74,583	$(49,060)	$8,428	$48,827	$6,763

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$61,649	$62,555	$86,742	$56,443	$58,079	$47,784	$25,430
Capitalized interest	—	—	—	640	193	—	433
Portion of rental expense under operating leases representative of the interest factor	2,962	1,286	1,828	1,336	1,166	1,434	1,399

Total fixed charges	$64,611	$63,841	$88,570	$58,419	$59,438	$49,218	$27,262

Ratio of earnings to fixed charges (2)(3)	0.1	0.8	0.8	N/A	0.1	1.0	0.2

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).
(3)	Earnings were insufficient to cover fixed charges by $107.5 million for the year ended 2013.